UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)


                    Under the Securities Exchange Act of 1934

                                 United Rentals, Inc.
                                ----------------------
                                  (Name of issuer)

                                    Common Stock
                                -----------------------
                           (Title of Class and Securities)

                                     911363109
                                -----------------------
                        (CUSIP Number of Class of Securities)

                                Richard D. Colburn
                              c/o O'Melveny & Myers LLP
                          1999 Avenue of the Stars, Ste. 700
                          Los Angeles, CA 90067-6035
                                  (310) 553-6700

                                   Kent V. Graham
                               O'Melveny & Myers LLP
                      1999 Avenue of the Stars, 7th Floor
                               Los Angeles, CA  90067
                                   (310) 553-6700
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 1999

           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

(1)     NAME OF REPORTING PERSON
           Richard D. Colburn

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)     [X]
                                                  (b)     [ ]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS
        not applicable

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

                    : (7) SOLE VOTING POWER
                    :   -0- shares of Common Stock
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   14,088,662 shares of Common Stock (See Item 5)
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0- shares of Common Stock
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   14,088,662 shares of Common Stock (See Item 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,088,662 shares of Common Stock (See Item 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                           [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.9% (See Item 5)

(14)     TYPE OF REPORTING PERSON
          IN

(1)     NAME OF REPORTING PERSON
           Ayr, Inc.

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)     [X]
                                                  (b)     [ ]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS
        not applicable

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
         California

                    : (7) SOLE VOTING POWER
                    :   -0- shares of Common Stock
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   13,798,662 shares of Common Stock
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0- shares of Common Stock
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   13,798,662 shares of Common Stock

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         13,798,662 shares of Common Stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                              [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.5%

(14)     TYPE OF REPORTING PERSON
         CO

(1)     NAME OF REPORTING PERSON
           Colburn Foundation

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)     [X]
                                                  (b)     [ ]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS
        not applicable

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
                                                       [ ]
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

                    : (7) SOLE VOTING POWER
                    :   -0- shares of Common Stock
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :   290,000 shares of Common Stock (See Item 5)
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0- shares of Common Stock
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :   290,000 shares of Common Stock (See Item 5)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         290,000 shares of Common Stock (See Item 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                              [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4% (See Item 5)

(14)     TYPE OF REPORTING PERSON
         CO

     This Amendment No. 2 amends and supplements the Schedule 13D, as amended by Amendment No. 1,(the "Schedule 13D") initially filed with the Securities and Exchange Commission on November 4, 1998 by Ayr, Inc., a California corporation, and Richard D. Colburn, an individual. Except as set forth in this Amendment No. 2, the information previously set forth in the Schedule 13D, remains applicable. Any statement contained in the Schedule 13D, will be deemed to modified or superseded to the extent that a statement contained herein modifies or supersedes such statement.

Item 1.  Security and Issuer

     The equity securities to which this statement relates are Common Stock, par value $.01 per share (the "Common Stock") of United Rentals, Inc. ("URI"), a Delaware corporation with its principal executive offices at Four Greenwich Office Park, Greenwich, Connecticut 06830.
As of March 4, 1999, URI had outstanding 70,736,806 shares of Common Stock, according to information provided by URI in a registration statement on Form S-3 (Registration No. 333-71775) filed on
February 4, 1999, as amended (the "Registration Statement").

Item 4.  Purpose of Transaction

     On March 4, 1999, the Colburn Foundation (the "Foundation"), consummated the sale of 5,710,000 shares of Common Stock in an underwritten public offering pursuant to the Registration Statement.

Item 5.  Interest in Securities of the Issuer

     (a) As of the date hereof, Ayr, Inc. ("Ayr") is the record and beneficial owner of 13,798,662 shares of Common Stock, which constitutes 19.5% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding in the Registration Statement upon completion of the offering contemplated thereby).
Richard D. Colburn ("Colburn") does not directly own any Common
Stock but, by virtue of his position, through the Trust, as the sole stockholder of Ayr, may be deemed to beneficially own the shares of Common Stock held by Ayr. The Foundation is the record and beneficial owner of 290,000 shares of Common Stock, which constitutes 0.4% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding in the Registration Statement upon completion of the offering contemplated thereby).
As the sole director and the President of the Foundation, Colburn may be deemed to beneficially own the shares of Common Stock held by the Foundation. Therefore, Colburn is the indirect beneficial owner of 14,088,662 shares of Common Stock, which constitutes 19.9% of the outstanding shares of the Common Stock. Colburn disclaims beneficial ownership of the shares held by the Foundation.

     (b) Ayr and Colburn may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by Ayr. The Foundation and Colburn may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by the Foundation.

     (c) On March 4, 1999, the Foundation consummated the sale of 5,710,000 shares of Common Stock in an underwritten public offering pursuant to the Registration Statement.

     (d)  The Foundation is a charitable organization under
Section 501(c)(3) of the Internal Revenue Code of 1986. As such, the proceeds from the sale of the shares of Common Stock held by the Foundation must be used for specified charitable purposes.
To the best of Reporting Persons' knowledge, except as set forth herein no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of URI that the Reporting Persons may be deemed to own beneficially.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer

     Ayr and URI entered into a Registration Rights Agreement under which Ayr (and certain permitted transferees, including the Foundation) will be entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act.

     On March 4, 1999, the Foundation, Ayr, and Colburn entered into an Underwriting Agreement and an International Underwriting Agreement with the several underwriters named therein for the sale by the Foundation of 5,710,000 shares of Common Stock.
(See Item 7.)

Item 7.  Material to be filed as Exhibits

     1.  Joint Filing Statement (incorporated by reference from
Amendment No. 1 to the Schedule 13D).

     2. Registration Rights Agreement (incorporated by reference from URI Registration Statement on Form S-4 (Registration
No. 333-63171) - agreement was filed as Exhibit 10(kk)).

     3. Underwriting Agreement (incorporated by reference from URI Registration Statement on Form S-3 (Registration No. 333-71775) - agreement was filed as Exhibit 1(a)).

     4.  Underwriting Agreement (International Version).

                            SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 1999


                                  Ayr, Inc.


                                  By: /s/ Richard D. Colburn
                                       Richard D. Colburn
                                       Chairman of the Board


                                  /s/ Richard D. Colburn
                                  RICHARD D. COLBURN


                                  Colburn Foundation


                                  By: /s/ Richard D. Colburn
                                       Richard D. Colburn
                                       President


EXHIBIT INDEX



Exhibit No.     Description                  Page

1.              Joint Filing Statement         *
2.              Registration Rights Agreement  *
3.              Underwriting Agreement         *
4.              Underwriting Agreement
                (International Version)        8


*Incorporated by reference. (See Item 7.)

                          EXHIBIT 4

                     United Rentals, Inc.

                  Common Stock, $.01 par value


                     Underwriting Agreement
                     (International Version)


                                                  March 4, 1999


Goldman Sachs International,
Donaldson, Lufkin & Jenrette International
c/o Goldman Sachs International
Peterborough Court,
133 Fleet Street,
London EC4A 2BB, England.

Ladies and Gentlemen:

     United Rentals, Inc., a Delaware corporation (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the Underwriters named in Schedule I hereto (the "Underwriters") an aggregate of 458,000 shares and, at the election of the Underwriters, up to 240,000 additional shares of Common
Stock, $.01 par value (the "Common Stock"), of the Company and the stockholder of the Company named in Schedule II hereto (the "Selling Stockholder") proposes, subject to the terms and conditions stated herein, to sell to the Underwriters an aggregate of 1,142,000 shares of Common Stock. The aggregate of 1,600,000 shares to be sold by the Company and the Selling Stockholder is herein called the "Firm Shares" and the aggregate of 240,000 additional shares to be sold by the Company is herein called the "Optional Shares". The Firm Shares and the Optional Shares that the Underwriters elect to purchase pursuant to Section 2 hereof are herein collectively called the "Shares".

     It is understood and agreed to by all parties that the Company, the Selling Stockholder, Ayr, Inc., a California corporation ("Ayr") and Richard D. Colburn are concurrently entering into an agreement, a copy of which is attached hereto (the "U.S. Underwriting Agreement"), providing for the sale by the Company and the Selling Stockholder of up to a total of 6,400,000 shares of Common Stock (the "U.S. Shares"), including the overallotment option thereunder, through arrangements with Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation (the "U.S. Underwriters") in the United States. Anything herein or therein to the contrary notwithstanding, the respective closings under this Agreement and the U.S. Underwriting Agreement are hereby expressly made conditional on one another. The Underwriters hereunder and the U.S. Underwriters are simultaneously entering into an Agreement between U.S. and International Underwriting Syndicates (the "Agreement between Syndicates") which provides, among other things, for the transfer of shares of Stock between the two syndicates and for consultation by the International Underwriters hereunder with Goldman, Sachs & Co. prior to exercising the rights of the Underwriters under Section 7 hereof. Two forms of prospectus are to be used in connection with the offering and sale of shares of Stock contemplated by the foregoing, one relating to the Shares hereunder and the other relating to the U.S. Shares. The latter form of prospectus will be identical to the former except for certain substitute pages as included in the registration statement and amendments thereto as mentioned below. Except as used in Sections 2, 3, 4, 9 and 11 herein, and except as context may otherwise require, references hereinafter to the Shares shall include all of the shares of Stock which may be sold pursuant to either this Agreement or the U.S. Underwriting Agreement, and references herein to any prospectus whether in preliminary or final form, and whether as amended or supplemented, shall include both the U.S. and the international versions thereof.

     In addition, this Agreement incorporates by reference certain provisions from the U.S. Underwriting Agreement (including the related definitions of terms, which are also used elsewhere herein) and, for purposes of applying the same, references (whether in these precise words or their equivalent) in the incorporated provisions to the "Underwriters" shall be to the Underwriters hereunder, to the "Shares" shall be to the Shares hereunder as just defined, to "this Agreement" (meaning therein the U.S. Underwriting Agreement) shall be to this Agreement (except where this Agreement is already referred to or as the context may otherwise require) and to the Underwriters or to Goldman, Sachs & Co. shall be to the addressees of this Agreement and to Goldman Sachs International ("GSI"), and, in general, all such provisions and defined terms shall be applied mutatis mutandis as if the incorporated provisions were set forth in full herein having regard to their context in this Agreement as opposed to the U.S. Underwriting Agreement.

     1. The Company, the Selling Stockholder, Richard D. Colburn and Ayr hereby make to the Underwriters the same respective representations, warranties and agreements as are set forth in
Section 1 of the U.S. Underwriting Agreement, which Section is incorporated herein by this reference.

     2. Subject to the terms and conditions herein set forth, (a) the Company and the Selling Stockholder agree, severally and not jointly, to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company and the Selling Stockholder, at a purchase price per share of $28.725, the number of Firm Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm Shares to be sold by the Company and the Selling Stockholder as set forth opposite their respective names in Schedule II hereto by a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in
Schedule I hereto and the denomina-tor of which is the aggregate number of Firm Shares to be purchased by all the Underwriters from the Company and the Selling Stockholder hereunder and (b) in the event and to the extent that the Underwriters shall exercise the election to purchase Optional Shares as provided below, the Company agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the purchase price per share set forth in clause (a) of this Section 2, that portion of the number of Optional Shares as to which such election shall have been exercised (to be adjusted by you so as to eliminate fractional shares) determined by multiplying such number of Optional Shares by a fraction the numerator of which is the maximum number of Optional Shares which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional Shares that all of the Underwriters are entitled to purchase hereunder.

     The Company, as and to the extent indicated in Schedule II hereto, hereby grants, severally and not jointly, to the Underwriters the right to purchase at their election up to 240,000 Optional Shares, at the purchase price per share set forth in the paragraph above, for the sole purpose of covering overallotments in the sale of the Firm Shares. Any such election to purchase Optional Shares may be exercised only by written notice from you to the Company, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional Shares to be purchased and the date on which such Optional Shares are to be delivered, as determined by you but in no event earlier than the First Time of Delivery (as defined in Section 4 hereof) or, unless you and the Company otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

     3. Upon the authorization by GSI of the release of the Firm Shares, the several Underwriters propose to offer the Firm Shares for sale upon the terms and conditions set forth in the Prospectus and in the forms of Agreement among Underwriters (International Version) and Selling Agreements, which have been previously submitted to the Company by you. Each Underwriter hereby makes to and with the Company and the Selling Stockholder the representations and agreements of such Underwriter as a member of the selling group contained in Sections 3(d) and 3(e) of the form of Selling Agreements.

     4. (a) The Shares to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names as Goldman, Sachs & Co. may request upon at least forty-eight hours' prior notice to the Company and the Selling Stockholder shall be delivered by or on behalf of the Company and the Selling Stockholder to Goldman, Sachs & Co., through the facilities of The Depository Trust Company ("DTC"), for the account of such Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by the Company and the Custodian, as their interests may appear, to Goldman, Sachs & Co. at least forty-eight hours in advance. The Company will cause the certificates representing the Shares to be made available for checking and packaging at least twenty-four hours prior to the Time of Delivery (as defined below) with respect thereto at the office of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004 (the "Designated Office"). The time and date of such delivery and payment shall be, with respect to the Firm Shares, 9:30 a.m., New York City time, on March 9,
1999 on such other time and date as Goldman, Sachs & Co. and, the Company and the Selling Stockholder may agree upon in writing, and, with respect to the Optional Shares, 9:30 a.m., New York time, on the date specified by Goldman, Sachs & Co. in the written notice given by Goldman, Sachs & Co.
of the Underwrit-ers' election to purchase such Optional Shares, or such other time and date as Goldman, Sachs & Co. and the Company may agree upon in writing. Such time and date for delivery of the Firm Shares is herein called the "First Time of Delivery", such time and date for delivery of the Firm Optional Shares, if not the First Time of Delivery, is herein called the "Second Time of Delivery", and each such time and date for delivery is herein called a "Time of Delivery".

          (b) The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 of the U.S. Underwriting Agreement, including the cross-receipt for the Shares and any additional documents requested by the Underwriters pursuant to
Section 7(l) of the U.S. Underwriting Agreement, will be delivered at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022 (the "Closing Location"), and the Shares will be delivered at the Designated Office, all at each Time of Delivery. A meeting will be held at the Closing Location prior to such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto.

     5. The Company hereby makes with the Underwriters the same agreements as are set forth in Section 5 of the U.S. Underwriting
Agreement, which Section is incorporated herein by this reference.

     6. The Company, the Selling Stockholder and the Underwriters hereby agree with respect to certain expenses on the same terms as are set forth in Section 6 of the U.S. Underwriting Agreement, which
Section is incorporated herein by this reference.

     7. Subject to the provisions of the Agreement between Syndicates, the obligations of the Underwriters hereunder shall be subject, in their discretion, at each Time of Delivery to the condition that all representations and warranties and other statements of the Company, and the Selling Stockholder, Ayr and Richard D. Colburn herein are, at and as of such Time of Delivery, true and correct, the condition that the Company and the Selling Stockholder shall have performed all of their respective obligations hereunder theretofore to be performed, and additional conditions identical to those set forth in Section 7 of the U.S. Underwriting Agreement, which Section is incorporated herein by this reference.

     8. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by any Underwriter through GSI expressly for use therein.

          (b) The Selling Stockholder and Richard D. Colburn, jointly and severally, will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Prospectus, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, the Registration Statement, or the Prospectus, or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder expressly for use therein; and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Selling Stockholder and Richard D. Colburn shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by any Underwriter through GSI expressly for use therein. Notwithstanding anything herein to the contrary, the aggregate liability of the Selling Stockholder and Richard D. Colburn pursuant to this Section will be limited to an amount equal to the total proceeds (before deducting underwriting discounts and commissions) received by such Selling Stockholder pursuant to this Agreement and the U.S. Underwriting Agreement. The Company, the Selling Stockholder, Ayr and Richard D. Colburn have and may enter into other agreements amongst themselves with respect to the indemnity obligations hereunder.

          (c) Each Underwriter will indemnify and hold harmless the Company, the Selling Stockholder and Richard D. Colburn against any losses, claims, damages or liabilities to which the Company, such Selling Stockholder or Richard D. Colburn may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Underwriter through GSI expressly for use therein; and will reimburse the Company, the Selling Stockholder, Ayr and Richard D. Colburn for any legal or other expenses reasonably incurred by the Company, the Selling Stockholder, Ayr or Richard D. Colburn in connection with investigating or defending any such action or claim as such expenses are incurred.

          (d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

          (e) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received, in the case of the Company, the Selling Stockholder and Richard D. Colburn, by the Company and the Selling Stockholder on the one hand and the Underwriters on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (d) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company, the Selling Stockholder and Richard D. Colburn on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Stockholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares purchased under this Agreement (before deducting expenses) received by the Company and the Selling Stockholder bear to the total underwriting discounts and commissions received by the Underwriters with respect to the Shares purchased under this Agreement, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Stockholder or Richard D. Colburn on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
The Company, the Selling Stockholder, Richard D. Colburn and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.

          (f) The obligations of the Company, the Selling Stockholder and Richard D. Colburn under this Section 8 shall be in addition to any liability which the Company, the Selling Stockholder and Richard D. Colburn may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and the Selling Stockholder and to each person, if any, who controls the Company or the Selling Stockholder within the meaning of the Act.

     9. (a) If any Underwriter shall default in its obligation to purchase the Shares which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Shares on the terms contained herein. If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Shares, then the Company and the Selling Stockholder shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Shares on such terms. In the event that, within the respective prescribed periods, you notify the Company and the Selling Stockholder that you have so arranged for the purchase of such Shares, or the Company and the Selling Stockholder notify you that they have so arranged for the purchase of such Shares, you or the Company and the Selling Stockholder shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term "Underwriter" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

          (b) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Stockholder as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one-eleventh of the aggregate number of all the Shares to be purchased at such Time of Delivery, then the Company and the Selling Stockholder shall have the right to require each non-defaulting Underwriter to purchase the number of shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

          (c) If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Stockholder as provided in subsection
(a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all the Shares to be purchased at such Time of Delivery, or if the Company and the Selling Stockholder shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to the Second Time of Delivery, the obligations of the Underwriters to purchase and of the Company and to sell the Optional Shares) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company or the Selling
Stockholder, except for the expenses to be borne by the Company and the Selling Stockholder and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

     10. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholder, Ayr, Richard D. Colburn and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, the Selling Stockholder, Ayr or Richard D. Colburn or any officer or director or controlling person of the Company, the Selling Stockholder or Ayr, and shall survive delivery of and payment for the Shares.

     11. If this Agreement shall be terminated pursuant to Section 9 hereof, neither the Company nor the Selling Stockholder shall then be under any liability to any Underwriter except as provided in Section 6 and Section 8 hereof; but, if for any other reason, any Shares are not delivered by or on behalf of the Company and the Selling Stockholder as provided herein, the Company and the Selling Stockholder pro rata (based on the number of Shares to be sold by the Company and such Selling Stockholder hereunder) will reimburse the Underwriters through GSI for all out-of-pocket expenses approved in writing by GSI, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Shares not so delivered, but the Company and the Selling Stockholder shall then be under no further liability to any Underwriter in respect of the Shares not so delivered except as provided in Sections 6 and 8 hereof.

     12. In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by GSI on behalf of you as the Underwriters; and in all dealings with the Selling Stockholder hereunder, you and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of such Selling Stockholder made or given by any or all of the Attorneys-in-Fact for such Selling Stockholder.

     All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the Underwriters in care of GSI, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England, Attention: Equity Capital Markets, Telex No. 94012165, facsimile transmission No. (071) 774-1550; if to any Selling Stockholder shall be delivered or sent by mail, telex or facsimile transmission to counsel for such Selling Stockholder at its address set forth in Schedule II hereto; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement,
Attention: Secretary, with a copy to Oscar D. Folger, 521 Fifth Avenue, 24th Floor, New York, New York 10175; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Stockholder by GSI upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

     13. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Stockholder and, to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Company and each person who controls the Company, the Selling Stockholder, Ayr, Richard D. Colburn or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

     14.  Time shall be of the essence of this Agreement.

     15. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America.

     16. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

     If the foregoing is in accordance with your understanding, please sign and return to us one for the Company and one for each of the International Underwriters plus one for each counsel and the Custodian, if any, counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company, the Selling Stockholder, Ayr and Richard D. Colburn. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters (International Version), the form of which shall be furnished to the Company and the Selling Stockholder for examination upon request, but without warranty on your part as to the authority of the signers thereof.

     Any person executing and delivering this Agreement as Attorney-in-Fact for a Selling Stockholder represents by so doing that he has been duly appointed as Attorney-in-Fact by such Selling Stockholder pursuant to a validly existing and binding Power of Attorney which authorizes such Attorney-in-Fact to take such action.

                             Very truly yours,

                             UNITED RENTALS, INC.

                             By:
                                Name:
                                Title:

                             COLBURN FOUNDATION

                             By:
                                Name:
                                Title: Attorney-in-Fact

                             Richard D. Colburn

                             AYR, INC.

                             By:
                                Name:
                                Title:

Accepted as of the date hereof at           ,
________________:

Goldman Sachs International
Donaldson, Lufkin & Jenrette International

By: Goldman Sachs International

By:
         (Attorney-in-fact)

On behalf of each of the Underwriters

                                 SCHEDULE I


                                                                              Number of Optional
                                                                              Shares to be
                                               Total Number of                Purchased if
                                               Firm Shares                    Maximum Option
                    Underwriter                to be Purchased                Exercised

Goldman Sachs International                       800,000                          120,000
Donaldson, Lufkin & Jenrette International        800,000                          120,000

     Total                                      1,600,000                          240,000


                                         SCHEDULE II


                                               Total Number of               Number of
                                               Firm Shares                   Optional Shares
                                               to be Sold                    to be Sold if
                                                                             Maximum Option
                                                                             Exercised

The Company                                        458,000                       240,000
The Selling Stockholder:
     Colburn Foundation (a)                      1,142,000                          0

Total                                            1,600,000                       240,000

_______________

     (a) This Selling Stockholder is represented by O'Melveny & Myers LLP and has appointed Richard D. Colburn and Robert B. Egelston and each of them, as the Attorneys-in-Fact for such Selling Stockholder.